                                WisdomTree Trust
                           48 Wall Street, 11th Floor
                               New York, NY 10005


January 2, 2008

VIA ELECTRONIC FILING

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Attn:   Christian Sandoe

RE:      WisdomTree Trust
         Post-Effective Amendment No. 9 to Registration Statement on Form N-1A File Nos. 333-132380 and 811-21864

Dear Mr. Sandoe:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), WisdomTree Trust (the "Trust") hereby makes application to the Securities and Exchange Commission (the "Commission") to withdraw Post-Effective Amendment No. 9 to the Trust's registration statement on Form N-1A filed pursuant to Rule 485(b) under the Securities Act on January 2, 2008 (accession no. 0001133228-08-000003), which was filed to incorporate answers to staff comments relating to the WisdomTree India Earnings Fund. As discussed with the Commission staff, the Trust requests withdrawal of Post-Effective Amendment No. 9 in order to incorporate answers to staff comments into a post-effective amendment to the Trust's registration statement on Form N-1A to be filed pursuant to Rule 485(a) under the Securities Act.

The Trust intends to file, pursuant to Rule 485(a), another post-effective amendment to the Trust's registration statement, which incorporates answers to staff comments, later today.

Respectfully submitted,

WisdomTree Trust

By:     /s/ Richard A. Morris
Name:   Richard A. Morris
Title:  Secretary